ROBIN S. YONIS

Vice President

General Counsel

Phone: (949) 219-6767

Fax: (949) 719-0804

Robin.Yonis@PacificLife.com

September 16, 2014

Via Electronic Transmission

Mr. Jeff Long, Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pacific Life Funds (the “Trust”) File No. 811-10385
N-CSR Filing

Dear Mr. Long:

This letter is being provided in response to oral comments received from the Securities and Exchange Commission (“SEC”) staff on August 20, 2014, concerning the Trust’s March 31, 2014 Annual Report to Shareholders, which was filed on June 6, 2014. Set forth in the numbered paragraphs below are the staff’s comments followed by the Trust’s responses.

1.	Comment: Please provide the Tandy Representations that the Trust customarily makes.

Response: The Trust hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above-referenced filing and that the review of this filing by the SEC staff does not relieve the Trust from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

2.	Comment: Please explain why the Trust filed 12 amended filings pursuant to Rule 24f-2 on November 27, 2013 for the period of March 31, 2002 – March 31, 2013.

Response: The Trust refiled the Rule 24f-2 filings identified in the comment as a result of a calculation error made by the Trust’s transfer agent. During the time period referenced above, the amounts the Trust was required to pay to the SEC pursuant to Rule 24f-2 were calculated incorrectly. The error was discovered in the fall of 2013 and the issue was promptly corrected and process improvements were implemented by the transfer agent. Based on oral guidance received by the Trust’s transfer agent from the SEC staff, the Trust’s Rule 24f-2 filings were amended and the additional fees due were paid at the current rate together with interest at the rate specified in the instructions to Form 24F-2 on November 27, 2013 for each year in the time period referenced above.

3.	Comment: Please state the Trust’s segregation policy for credit default swaps when the Trust is a seller of protection.

Response: When the Trust is a seller of protection in a credit default swap transaction, the Trust’s policy is to segregate assets that have a value equal to the notional amount of the swap.

4.	Comment: The Schedule of Investments section of the Annual Report for the PL Large-Cap Growth Fund shows that 28.3% of its assets were in the “Consumer Discretionary” category. Please explain whether the Fund has a policy to concentrate its investments in an industry or group of industries and, if so, whether it has disclosed such a policy and the applicable risks in its prospectus or statement of additional information.

Response: The PL Large-Cap Growth Fund has a policy not to concentrate in securities of issuers in any particular industry. In the Schedule of Investments section of the Annual Report, the Trust breaks out Fund holdings by broad market sectors, which may include many industries. “Consumer Discretionary” is a broad market sector, and is therefore broader than “an industry” as used in the Fund’s concentration policy. Accordingly, although 28.3% of the Fund’s assets were within the Consumer Discretionary sector at the end of the Fund’s fiscal year, the Fund was not concentrated in securities of issuers in any particular industry.

5.	Comment: Regarding “Expense Limitation Agreements” in the Notes to Financial Statements Section of the Annual Report, please confirm that if there is a fee waiver or reimbursement that is subject to recoupment any recoupment will be subject to the expense cap in place at that time.

Response: The Trust confirms that any recoupment of amounts reimbursed will be subject to the expense cap in place at the time of the reimbursement.

6.	Comment: The Sarbanes Oxley (“SOX”) certifications that were filed for the Fund’s March 31, 2014 Annual Report were dated February 27, 2014. Please refile the certifications with the correct certification date.

Response: The Trust refiled the SOX certifications for the March 31, 2014 Annual report on August 25, 2014 with the correct certification date.

If you have any questions or further comments regarding this matter, please contact me directly at the number above or Greg Larson at 949-219-3389.

Sincerely,

/s/ Robin S. Yonis

cc:	Laurene MacElwee, Pacific Life Fund Advisors LLC
Anthony H. Zacharski, Esq., Dechert LLP
Rachael Schwartz, Esq., Paul Hastings LLP